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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

XIASAN DYNASTY COMPANY

(Exact name of registrant as specified in its charter)

Texas

(State or other jurisdiction of incorporation or organization)

6221

(Primary Standard Industrial Classification Code Number)

45-2927113

(I.R.S. Employer Identification Number)

1901 North US Highway 87 Big Spring, Texas 79720. 432-466-6869

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

1901 North US Highway 87 Big Spring, Texas 79720. 432-466-6869

(Name, address, including zip code, and telephone number, including area code, of agent for service)

September 4th, 2026

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Filing Fee Tables

S1

(Form Type)

XIASAN DYNASTY COMPANY

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities												
Fees to Be Paid	X	X	X	X	X	X	X	X				
Fees Previously Paid	X	X	X	X	X	X		X				
Carry Forward Securities												
Carry Forward Securities	X	X	X	X		X			X	X	X	X
	Total Offering Amounts				$111,333,128,386.00	X		X				
	Total Fees Previously Paid							X				
	Total Fee Offsets							X				
	Net Fee Due							X				

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Security Type Associated with Fee Offset Claimed	Security Title Associated with Fee Offset Claimed	Unsold Securities Associated with Fee Offset Claimed	Unsold Aggregate Offering Amount Associated with Fee Offset Claimed	Fee Paid with Fee Offset Source
Rules 457(b) and 0-11(a)(2)											
Fees Offset Claims		X	X	X		X					
Fees Offset Sources	X	X	X		X						X
Rule 457(p)											
Fee Offset Claims	X	X	X	X		X	X	X	X	X	
Fees Offset Sources	X	X	X		X						X

Table 3: Combined Prospectuses

Security Type	Security Class Title	Amount of Securities Previously Registered	Maximum Aggregate Offering Price of Securities Previously Registered	Form Type	File Number	Initial Effective Date
X	X	X	X	X	X	X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Big Spring, State of Texas,

on August 25th, 20 2026.

Deronald CD Norris

(Registrant)

Deronald CD Norris CEO/Owner

By (Signature and Title)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

CEO/Owner

(Title)

08/25/2026

(Date)

Instructions.

1. The registration statement shall be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. If the registrant is a foreign person, the registration statement shall also be signed by its authorized representative in the United States. Where the registrant is a limited partnership, the registration statement shall be signed by a majority of the board of directors of any corporate general partner signing the registration statement. If the securities to be registered on this Form will be issued by a special purpose acquisition company, as such term is defined in Item 1601 of Regulation S-K, or another shell company in connection with a de-SPAC transaction, as such term is defined in Item 1601 of Regulation S-K, the term “registrant” for purposes of this instruction and the Signatures section of this form also includes the target company, as such term is defined in Item 1601 of Regulation S-K, except that in connection with any de-SPAC transaction involving the purchase of assets or a business, with respect to the purchase of assets or a business, the term “registrant” also includes the seller of the business or assets.

2. The name of each person who signs the registration statement shall be typed or printed beneath his signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement. Attention is directed

to Rule 402 concerning manual signatures and to Item 601 of Regulation S-K concerning signatures pursuant to powers of attorney.